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Video: WGC’s Feldman Says More Than 1M Investors Still Own Gold Fund GLD After Speculative Outflows (Video)

Hard Assets Investor

Mike Norman

15 November 2013

Mike Norman, Hard Assets Investor (Norman): Hello everybody, and welcome to HardAssetsInvestor.com. I’m Mike Norman, your host. My guest today is Kevin Feldman, managing director of the World Gold Council. Kevin, thanks very much for coming on the show. I appreciate it.

Kevin Feldman, managing director, World Gold Council (Feldman): It’s great to be with you, Mike.

Norman: Your sector within the council is investments. You look at the investment realm, the investment universe. Let’s talk a little bit about what you’re seeing in major trends in gold now, in terms of investment. I bring this up because we have recently seen some participants pull out of the gold market, notably some of the bigger hedge funds—Paulson. How is that impacting, if at all? And what are the broader macro trends you’re seeing?

Feldman: So what we’ve seen is a lot of volatility in the first half of the year, primarily on the back of concerns about Fed tapering. So the same forces that are at work in the bond market with hedge funds and other more speculative-oriented investors, trying to get ahead of the Fed, even though the Fed has said that they’re really going to be making very data-dependent decisions going forward, a lot of people are trying to get ahead of it. And we did see this rise in volatility and selling of gold in the first half of the year. That’s really abated now. And we’re up about 11 per cent off of the lows that we saw a few months ago. But gold is down about 20 per cent year-to-date.

Norman: Has the price decline triggered what you would categorize as more or less the longer-term … maybe people who want to own physical, who now see that as a more attractive price level to enter? Is that a natural support for the market there?

Feldman: Well, this has probably been the biggest thing that we’ve witnessed this year, which has been this huge demand in physical for investment on the back of some of the price decline that we saw earlier in the year. I think there was some speculation that that was going to be a very short-term effect in April or May, as a result of lower prices.

But in fact, it’s been a much more enduring effect, where we’ve seen record amounts of physical bar and coin buying, primarily coming out of Asia markets, India and China being some of the largest markets where we’ve seen gold demand, but really, across a whole variety of markets, where we’ve seen sustained demand for bars and coins for investment this year.

Norman: So if I’m understanding you correctly, you haven’t really seen any spill over effect from the hedge fund or liquidation to the broader market, or people who are interested in owning the physical long term. It’s still very much a factor, right?

Feldman: What I’d say is that we’ve seen a lot of talk and a lot of focus on the more speculative aspects of gold investing, which we’ve always viewed as a more tactical way to invest in gold, as opposed to the longer-term, more strategic investment in gold, which could happen either through physical bars and coins, or in the U.S. and Western European markets, increasingly through the ETFs.

So even if you look at the ETF flows this year, you really see two different types of buyers. You see some of the short-term, tactical, more speculative buyers that have exited. But then you see this much broader base of strategic buyers that are still very much invested in gold. And we see them responding, again, to some of the lower prices, as more value points to enter gold, in terms of having allocation to it in their portfolio.

Norman: Would that include the so-called long-term passive investors, the long-only passives; in other words, the pension funds, the endowments? How has their participation been, or their behaviour, in the last year?

Feldman: Well, what I’d say is that the ETFs have really been more of a retail phenomenon to date. We actually think that we’re going to see more institutional buying and long-only buying from pensions and endowments and foundations in the future.

We’ve started to see that in Latin American countries. We’ve seen it in Japan. I think you’re going to see it in the U.S. market as well, because gold’s role in a portfolio, in terms of the two things that it really does for you, is to protect your purchasing power long-term, and add diversification, in terms of really just smoothing out the ride between the volatility that comes with stocks and bonds.

So those are two things that any type of long-only investor would want. And we think that there’s going to be a lot more demand for it in some of the larger pools of capital present in the pension system.

Norman: Now, we’ve seen a lot of interest on the part of official buying from, for example, China. Russia has been a big buyer in the last year. Those purchases have slowed down. But will it continue?

Feldman: I think it’s important to put this in perspective. Up until a few years ago, the central banks were net sellers of gold. And that had been a multiyear phenomenon. And it reversed. And what we’ve seen now, this year, is a little bit of slowing. But we’re still seeing them in a net buying behaviour. And we expect that to continue certainly through the end of this year, that central banks will be net buyers of gold this year.

So when you look across all of the different sources of demand—and this is probably one of the most important things to understand about gold—what’s unique about it is that it is global, and it does have multiple sources of demand across these different investor segments, be it through ETFs, through bars and coins, from central bank buying. And we think that all of the demand motivators are still in place for it to continue.

Norman: Let’s talk a little bit about the dollar again and its trends. Would you say that’s one of the primary drivers, right now, concern over the longer-term exchange value of the dollar, maybe a depreciation in the dollar?

Feldman: No. I think investors really are very focused on the Fed right now. And we’ve seen this since the beginning of the year. In some ways, it’s an over-focus on the Fed. Because even the Fed has told us they don’t know exactly where the economy is going. And they’re going to pay a lot of attention to the data; they’re going to make decisions based on data.

But investors have been very focused on that and have been rearranging their portfolios—in our opinion, perhaps too rapidly—in response to what they view as the risk of rising interest rates, even though it’s going to be a very slow process.

Norman: The Fed mentioned a 6.5 per cent unemployment rate before it would even consider raising rates. And we’re talking about, now, taper, which is not a rate increase; it’s just a cutback on the amount of bond buying every month.

Feldman: That’s right. The Fed has said they’re going to slowly, gradually, reduce the size of their balance sheet. They’re going to begin that activity before they begin looking at raising rates, which is still several years away. But again, investors have looked at all of that.

And some class of investors, not the ones that are patient, who have more strategic asset allocation policies and are sticking to them, but investors that are trying to be more tactical, or trying to get ahead of the Fed and make decisions that ultimately could be many years out into the future, before they see the evidence of what investors are speculating about right now.

Norman: Right. Now GLD, which is the Gold Council’s product, that’s a huge instrument. How much outflow resulted in the past year from that particular instrument?

Feldman: That’s right. We were really innovators, pioneers, in creating the first physical gold ETF, the format of which has now been used to create many other commodity ETFs as well. It’s just about nine years old. We have about 1.1 million investors in it, just to give a sense of its scale.

It’s one of the largest and most liquid ETFs in the world. We have seen $20 billion of outflow this year. Again, to put that into perspective, we saw most of that happen in the first half of the year. And as we’ve looked into the data and analysed it more, most of that outflow activity has been very much geared to the larger, more speculative type of investors. The vast majority of the 1.1 million account holders of the ETF are still in place.

Norman: They’re still in place. What do you say to an investor who has seen, let’s say, in the last year and a half … we saw a tremendous amount of geopolitical events: Syria, Egypt. We had a near-default in the United States. We had the government shutdown, complete chaotic political dysfunction—normally things that would drive gold. But it’s been kind of quiet.

Feldman: What I’d say is that gold really helps you over the long term, in terms of diversifying risks that are hard to spot. So any one short-term risk, I think, is difficult to point to; for example, the most recent climb-down from the latest set of political events in Washington. I think a lot of asset classes were pricing in the idea that ultimately, Congress and the president would find a way forward. And so gold didn’t react to that, whereas, if you looked at not this most recent FOMC [Federal Open Market Committee] minutes but the one right before, where there was a little bit of a surprise, gold did react to that.

So gold tends to react in larger ways to, again, things that are harder to spot, surprises that come along, which is why it’s probably not a good idea to try to market-time your entry and exit points into gold. It’s better just to have it as a foundation asset, in a portfolio; small amounts go a long way. We think, for the average investor who is in a 60/40 equity fixed-income portfolio, your classic sort of balanced portfolio, allocating 5 to 6 per cent to gold is about what they need in terms of getting its diversifying power across the rest of the portfolio.

Norman: That was actually going to be my next question. So 5 to 6 per cent. Given that figure, is gold still under owned at this point? I think there are still a lot of people who don’t have gold.

Feldman: Great question. Gold is still very much under owned, in our opinion. You’ve got less than 1 per cent of people’s investment assets that are allocated to it. And if you go into some of the institutional capital pools that we talked about, it’s even smaller than that. It’s fractions of 1 per cent. So we think that there’s a lot of opportunity for investors to really recognize the unique behaviour that gold has in a portfolio, diversifying not just stocks, but bonds as well.

And if you look at bonds right now, which were considered more of the risk-free or the lower-risk asset class, they’re actually becoming a riskier asset class in terms of where the upper projection of interest rates is going to take us. And gold can act as a very strong diversifier. Again, for surprises that are difficult to spot in the future, it’s good to have a small amount in a portfolio.

Norman: All right. Well, we’ll leave it there. Thank you very much. That’s Kevin Feldman from the World Gold Council. This is Mike Norman, saying, see you next time. Bye-bye.

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